UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                             SUPERIOR SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

          Common Stock, $.01 par value (including the associated Common
                             Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868316100
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Scott S. Cramer
             Vice President-General Counsel and Assistant Secretary
                             Superior Services, Inc.
                        125 South 84th Street, Suite 200
                           Milwaukee, Wisconsin 53214
                                 (414) 479-7800
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 11, 1999
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph P. Tate
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*
           OO - shares issued by Company in several acquisition transactions
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     2,608,455(1)

          SHARES            ========= ==========================================
                                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                                9     SOLE DISPOSITIVE POWER
           EACH                       2,608,455(1)

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                       -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,608,455(1)
=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         |X|
            N/A
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.06%
=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

(1) Includes 68,524 shares of Common Stock subject to stock options which may be exercisable within 60 days of June 11, 1999.

Item 1.  Security and Issuer:

         Title of Class of Securities

         Common Stock, $.01 par value (including the associated Common Stock Purchase Rights, the "Common Stock").

         Issuer

         Superior Services, Inc. (the "Company")
         125 South 84th Street, Suite 200
         Milwaukee, Wisconsin  53214

Item 2.  Identiy and Background:

         (a)      Joseph P. Tate


         (b)      c/o Superior Services, Inc.
                  125 South 84th Street, Suite 200
                  Milwaukee, Wisconsin  53214

         (c)      Chairman of the Board of Directors of Superior Services, Inc.

                  Superior Services, Inc.
                  125 South 84th Street, Suite 200
                  Milwaukee, Wisconsin  53214

         (d) During the last five years, Mr. Tate has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Tate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.

         (f)      Mr. Tate is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration:

         Mr. Tate acquired his Common Stock of the Company pursuant to (1) the Company's October 27, 1992 acquisition of various companies (the "Original Consolidation") of which Mr. Tate was a significant shareholder, (2) the Company's November 18, 1993 acquisition of Emerald Park, Inc. of which Mr. Tate was a significant shareholder and (3) Mr. Tate's various rights to acquire Common Stock via the grant of stock options by the Company.

Item 4.  Purpose of Transaction:

         As previously announced by the Company, the Company has entered into an Agreement and Plan of Merger (the "Merger Agreement"), date June 11, 1999, with Vivendi, a societe anonyme organized under the laws of
         France ("Parent"), and Onyx Solid Waste Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer for all the outstanding shares of Common Stock of the Company. Concurrently with the execution of the Merger Agreement, Mr. Tate entered into a Shareholder Tender Agreement with Parent and Purchaser pursuant to which Mr. Tate agreed to tender all shares of the Common Stock beneficially owned by him ( whether currently owned or subsequently acquired) to the Purchaser and to vote his shares of Common Stock in favor of the second step merger and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the second step merger or the tender offer. Pursuant to the Shareholder Tender Agreement, Mr. Tate also granted Purchaser an irrevocable option to purchase the shares of Common Stock beneficially owned by Mr. Tate (whether currently owned or subsequently acquired) upon the occurrence of certain events.

         Except as set forth in this Item 4, Mr. Tate has no present plans or proposals that would relate to or result in any of the events or effects described in the subparagraphs (a) through (j) of Item 4 of
         Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Common Stock to which this Schedule 13D relates is 2,608,455 shares of Common Stock representing 8.06% of the 32,365,094 shares of Company Common Stock outstanding as of June 7, 1999. The Company Common Stock to which this Schedule 13D relates is beneficially owned as follows: (i) 2,011,231 shares of Common Stock held by the Joseph P. Tate Revocable Trust of which Mr. Tate is a trustee;
                  (ii) 228,700 shares held in the Joseph P. Tate 1996 Charitable Remainder Unitrust of which Mr. Tate is a trustee; (iii) 300,000 shares held by JPTDLM, LP of which Mr. Tate is a partner; (v) 39,271 shares of vested options; and (vi) 68,524 shares of Common Stock subject to stock options which may be exercisable within 60 days of June 11, 1999.

         (b) Number of shares of Company Common Stock as to which Mr. Tate has:

                  (i)      sole power to vote or to direct the vote: 2,608,455

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 2,608,455

                  (iv) shared power to dispose or to direct the disposition of: 0

         (c)      Transactions effected during the last sixty days:

                  (i) 5/28/99 sale of 12,500 shares of Common Stock by the Joseph P. Tate Revocable Trust at $21.75 per share;

                  (ii) 5/3/99 transfer of 150,000 shares of Common Stock owned by Mr. Tate to the Joseph P. Tate Revocable Trust;

                  (iii)    4/27/99 transfer of 3,000 shares of Common Stock from
                           the   Joseph  P.  Tate   Revocable   Trust  to  PTDLM
                           Investments Inc.;

                  (iv) 4/27/99 transfer of 297,000 shares of Common Stock from the Joseph P. Tate Revocable Trust to JPTDLM, LP; and

                  (v) 4/27/99 transfer of 3,000 shares of Common Stock from JPTDLM Investments Inc. to JPTDLM, LP.

         (d) Pursuant to the Shareholder Tender Agreement, Mr. Tate also granted Purchaser an irrevocable option to purchase the shares of Common Stock beneficially owned by Mr. Tate (whether currently owned or subsequently acquired) upon the occurrence of certain events.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

130,800 shares of Company Common Stock issued to Mr. Tate in February 1999 are held in escrow to indemnify the Company against up to $1,308,000 of contingent liabilities in connection with the Original Consolidation.

Mr. Tate is party to the following agreements with the Company: (a) Agreement and Plan of Reorganization among Superior Environmental Services, Inc., Emerald Park, Inc., Emerald Park Acquisition Corp. and certain shareholders of Emerald Park, Inc., dated November 18, 1993; (b) Waste Holding Co., Inc. Consolidation Agreement, dated October 27, 1992; (c) Key Executive Employment and Severance Agreement between Superior Services, Inc. and Joseph P. Tate, dated August 18, 1998; and (d) stock option agreements evidencing the grant of stock options under certain employee benefit plans of the Company.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger, dated as of June 11, 1999, by and among Vivendi, Onyx Solid Waste Acquisition Corp. and Superior Services, Inc. [Incorporated by reference to Exhibit
                  2.1 to Superior Services Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999, as amended by a Form 8-K/A filed June 21, 1999]

Exhibit 99.2 Shareholder Tender Agreement, dated as of June 11, 1999, by and among Vivendi, Onyx Solid Waste Acquisition Corp. and Joseph P. Tate. [Incorporated by reference to Exhibit 99.1 to Superior Services, Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999, as amended by a Form 8-K/A filed June 21, 1999]

Exhibit 99.3 Joint Press Release dated June 14, 1999. [Incorporated by reference to Exhibit 99.5 to Superior Services, Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999, as amended by a Form 8-K/A filed June 21, 1999]

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date June 21, 1999


      /s/Joseph P. Tate
      Joseph P. Tate